Exhibit 77.Q2

AMENDMENT NO. 3 TO THE MANAGEMENT AGREEMENT

     Article III of that certain Management Agreement, dated as of November 16, 1993, as amended as of November 3, 2006, and December 10, 2008, by and between The Caldwell & Orkin Market Opportunity Fund, a series of The Caldwell & Orkin Funds, Inc. (the “Company”) and C&O Funds Advisor, Inc. (the “Manager”) (the “Management Agreement”) shall be amended as of this 18th day of December 2009, as follows:

Section (a) of Article III of the Management Agreement is hereby deleted in its entirety and restated as follows:

(a) Management Fee. For the services rendered under Article I above, the facilities furnished and expenses assumed by the Manager, the Fund shall pay to the Manager monthly compensation at an annual rate, which will vary according to the assets of the Fund. Such annual rate will be determined as follows: (i) 1.00% of the average daily net assets up to $250 million; (ii) 0.90% of the average daily net assets in excess of $250 million but not more than $500 million; and (iii) 0.80% of the average daily net assets in excess of $500 million. Said annual rate will be calculated as hereinafter set forth, commencing on the day following effectiveness hereof. Except as hereinafter set forth, compensation under this Agreement shall be calculated and accrued daily and paid monthly in accordance with this article and by applying the applicable percentage component of the annual rate as set forth above to the average daily net assets of the Fund determined as of each business day and adding to that amount any applicable fixed sum amount as set forth above. If the Agreement becomes effective subsequent to the first day of the month or shall terminate before the last day of a month, compensation for that part of the month this Agreement is in effect shall be prorated in an amount consistent with the calculation of fees as set forth above. Subject to the provisions of subsection (b) and (c) hereof, payment of the Manager's compensation for the proceeding month shall be made as promptly as possible after completion of the computations contemplated by subsection (b) and (c) hereof.

     This Amendment No. 3 to the Management Agreement will be adopted if and when it is approved by the shareholders of the Fund pursuant to the Special Shareholder Meeting that will occur on December 18, 2009.